SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission file number 1-11607

DTE ENERGY COMPANY SAVINGS AND STOCK OWNERSHIP PLAN

(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

DTE ENERGY COMPANY
2000 2nd Avenue
Detroit, Michigan 48226-1279

(Name of issuer of the common stock issued pursuant to the
plan and the address of its principal executive office)

DTE ENERGY COMPANY SAVINGS AND STOCK OWNERSHIP PLAN

See accompanying Notes to Financial Statements

INDEPENDENT AUDITORS’ REPORT

June 13, 2003

To the Participants and Savings & Investment Plan Committee
DTE Energy Company Savings and Stock Ownership Plan
Detroit, Michigan

We have audited the accompanying statements of net assets available for benefits of the DTE Energy Company Savings and Stock Ownership Plan (the “Plan”) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The DTE Energy Stock Fund (the “Fund”) information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits for the Fund. The Fund information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GEORGE JOHNSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

DTE ENERGY COMPANY SAVINGS AND STOCK OWNERSHIP PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31

	2002	2001

	(Thousands)
ASSETS
Investments, at fair market value:
Investment in DTE Energy Master Plan Trust (Note 5)	$715,467	$774,469
Investment in MCN Master Trust (Note 4)	—	36,318

Total Investments	715,467	810,787

Receivables:
Employer contributions	620	590
Participant contributions	1,148	1,106

Total Receivables	1,768	1,696

NET ASSETS AVAILABLE FOR BENEFITS	$717,235	$812,483

See accompanying Notes to Financial Statements

DTE ENERGY COMPANY SAVINGS AND STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2002

	DTE Energy
	Stock Fund	Total

	(Thousands)
ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS ATTRIBUTED TO:
Investment Income (Loss):
Net appreciation (depreciation) in market value of investments in DTE Energy Master Plan Trust	$19,627	$(74,060)
Dividends and interest	6,364	13,109
Interest on loans to participants	211	1,327

	26,202	(59,624)

Contributions:
Employer	12,468	17,781
Participants	2,444	34,906

	14,912	52,687

TOTAL ADDITIONS (DEDUCTIONS)	41,114	(6,937)

ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS ATTRIBUTED TO:
Distributions and withdrawals	(20,037)	(90,620)
Administrative Fees	—	(28)
Transfers from loan fund (net)	176	—
Transfers of assets among DTE sponsored plans	(13,060)	2,677
Net change in assets transferred from prior trustee (Note 7)	(102)	(340)

TOTAL DEDUCTIONS	(33,023)	(88,311)

NET INCREASE (DEDUCTIONS)	8,091	(95,248)
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	188,341	812,483

End of year	$196,432	$717,235

See accompanying Notes to Financial Statements

DTE ENERGY COMPANY SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 — PLAN DESCRIPTION

The following description of the DTE Energy Company Savings and Stock Ownership Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a voluntary, defined contribution plan. Employees of the Detroit Edison Company, Michigan Consolidated Gas Company, DTE Enterprises, Inc., Citizens Gas Fuel Company (Company or Companies) and the DTE Energy Company nonregulated affiliates (Participating Affiliates), excluding employees of Detroit Edison Company and Michigan Consolidated Gas Company who are represented by collective bargaining agreements, are eligible to participate in the Plan (Participant). The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

On May 31, 2001, a merger was completed between DTE Energy Company (DTE) and MCN Energy Group, a Michigan corporation primarily involved in natural gas production, gathering, processing, transmission, storage and distribution and energy marketing. As a result of the merger, effective December 31, 2001, the former MCN Energy Group Savings and Stock Ownership Plan (MCN Plan) and the former Citizens Gas Fuel Company Investment Share Plan (Citizens Plan) were merged into the Detroit Edison Savings and Investment Plan (Detroit Edison Plan) to become the Plan. As of December 31, 2002, Participants of the Detroit Edison Plan, the MCN Plan and the Citizens Plan shall continue to participate in their respective portion of the Plan.

The Detroit Edison Company Master Plan Trust between the Company and Fidelity Management Trust Company (Fidelity or Trustee), dated as of June 30, 1994, and as amended, and renamed The DTE Energy Master Plan Trust appointed Fidelity trustee for the Plan and sets forth the Trustee’s obligations.

The Investment Committee is responsible for the investment aspects of the Plan and the Benefit Plan Administration Committee (BPAC) is responsible for the administration of the Plan. The Trustee and the Company pay all costs of administering the Plan.

Brokerage fees, transfer taxes and other expenses incidental to the purchase or sale of securities are paid from Plan assets. Investment management fees are paid from Plan assets. These expenses are reflected as a reduction in the fair value of the Funds.

Contributions

A Participant may contribute to the Plan a percentage of eligible compensation (as defined in the Plan) through payroll deductions on an after-tax basis (Employee Contribution). Employee

DTE ENERGY COMPANY SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Contributions are limited to 18% for the Detroit Edison Plan and 17% for the MCN Plan. A Participant may elect to have eligible compensation reduced on a pre-tax basis (Tax Deferred Contribution) each pay period by up to 18% for the Detroit Edison Plan and 17% for the MCN Plan and Citizens Plan (effective July 1, 2002, Tax Deferred Contributions are limited to 20% for the Citizens Plan) and have such amount contributed to the Plan by the Company and Participating Affiliates. The Employee Contribution and the Tax Deferred Contribution together may not exceed 18% of eligible compensation for the Detroit Edison Plan and 17% of eligible compensation for the MCN Plan. Participants may also directly roll over into the Plan distributions of certain assets from a tax-qualified plan of a prior employer (Direct Rollover Contributions). Effective January 1, 2002, Participants age 50 or older are eligible to make pre-tax catch-up contributions in accordance with, and subject to the limitations of Section 414(v) of the Internal Revenue Code of 1986, as amended (IRC).

The IRC limits the amount of Tax Deferred Contributions which may be contributed to the Plan annually. This amount is indexed for inflation annually as required by the IRC. In the event a Detroit Edison Plan or MCN Plan Participant’s Tax Deferred Contributions reach the maximum amount permitted by the IRC, further contributions for the remainder of the Plan year will automatically be deemed to be Employee Contributions. Participants in the Citizens Plan will automatically stop when they reach the maximum amount permitted by the IRC.

For the Detroit Edison Plan, the Company Contribution is 100% of the first 4% of the aggregate of Employee Contributions and Tax Deferred Contributions and 50% of the next 4% of the aggregate of Employee Contributions and Tax Deferred Contributions. There is no Company Contribution for Employee Contributions and Tax Deferred Contributions which in the aggregate exceed 8% of basic compensation.

For the MCN Plan, the Company Contribution is 100% up to the first 4% of the aggregate of Employee Contributions and Tax Deferred Contributions for individuals who have attained one year of service. For Participants who have completed at least nine years of service the Company Contribution is increased to 5% and for Participants with more than 23 years of service the Company Contribution is increased to 6%. The Company also provides a longevity award, equal to $600 in DTE Energy common stock, which is contributed annually in March of each year to the DTE Energy Common Stock Fund accounts of employees with 30 years of service or more as of March 1 who do not meet the IRC definition of a highly compensated employee.

The Company Contribution for Citizens Plan Participants is limited to 100% up to the first 5% of Tax Deferred Contributions. Beginning July 1, 2002, for Participant’s who have completed 20 years of service, the Company Contribution is increased to 5.5% of Tax Deferred Contributions, as long as the Participant’s Tax Deferred Contributions are at least 6%.

While the Company and Participating Affiliates have made their contributions to the Trustee with respect to a Plan year on a current basis, the Plan permits the Company and Participating Affiliates to make Company Contributions for a Plan year no later than the due date (including extensions of time) for filing DTE’s consolidated federal income tax return for such year. Employee

DTE ENERGY COMPANY SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

contributions and Tax Deferred Contributions are paid to the Plan when amounts can be reasonably segregated. The Company and Participating Affiliates expect to continue to make Plan contributions on a current basis.

Vesting

Employee Contributions, Tax Deferred Contributions, Company Contributions and Direct Rollover Contributions are vested at all times for Detroit Edison Plan participants. Prior to January 1, 2002, vesting in the Company Contribution portion of a MCN Plan or Citizens Plan Participant’s account, plus actual earnings thereon, occurred after the Participant completed five years of service. Effective January 1, 2002, the five years of service requirement for vesting in the Company Contribution was eliminated, and Participants will be 100% vested in the Company Contribution at all times. Any Company Contribution in which Participants were not previously vested automatically vested on January 1, 2002.

Investment Options

Participants may elect to have their Employee Contributions and Tax Deferred Contributions invested entirely in any one of the investment funds or in any combination of the investment funds.

For the Detroit Edison Plan, Company Contributions on the first 4% of Employee Contributions and Tax Deferred Contributions in the aggregate are required to be invested in the DTE Energy Common Stock Fund until matured (Company matching contributions mature on January 1 of the second calendar year following the calendar year during which they were contributed to the Plan). Company Contributions in excess of this amount will be invested utilizing a Participant’s current contribution investment allocation. On March 1, 2003, the Detroit Edison Plan will invest 100% of the Company Contributions in the DTE Energy Stock Fund, where the Company Contributions on the first 4% of Employee Contributions must remain until matured. Company Contributions in excess of this amount may be redirected to another investment fund at any time.

For the MCN Plan, 60% of all Company Contributions are allocated to the DTE Energy Stock Fund which can be redirected to any of the other available investment options after one full calendar year following the year the contribution was made. The remaining 40% of Company Contributions are invested according to a Participant’s investment elections. Effective January 1, 2002, the restrictions on prior Company Contributions made in DTE Energy common stock shall lapse at the rate of 1/12 per month on the last business day of each month. On March 1, 2003, 60% of the Company Contributions will be made in restricted DTE Energy common stock and the remaining 40% will be made in unrestricted DTE Energy common stock. Restricted stock may be redirected to another investment fund in the Plan after one full calendar year following the year in which the contribution was made. Unrestricted stock may be redirected to another investment fund at any time.

DTE ENERGY COMPANY SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Company Contributions for the Citizens Plan are invested 100% in the DTE Energy Stock Fund which may be redirected to any of the investment options offered under the Plan. On March 1, 2003, 100% of the Company Contributions will be invested in the DTE Energy Common Stock Fund and may be reinvested at any time to any of the available investment funds.

Effective January 1, 2001, the DTE Energy Stock Fund converted to an Employee Stock Ownership Plan (ESOP). Quarterly dividends from DTE Energy common stock are automatically reinvested in DTE Energy common stock. DTE Energy common stock dividends accumulated under the ESOP may be paid out in cash to each participant within 90 days of the previous Plan year. This conversion was applied to dividends that were paid to the Plan in 2001 and 2002 and made available to Participants during the first 90 days of 2002 and 2003.

The DTE Energy Stock Fund contains participant-directed investments. The changes in the participant-directed and nonparticipant-directed portions of the DTE Energy Stock Fund are not separately identifiable.

Contributions received by the Trustee for the DTE Energy Stock Fund are invested in DTE Energy common stock. The Trustee currently purchases and sells shares of DTE Energy common stock in open market transactions at prevailing market prices. However, the Trustee may purchase or sell DTE Energy common stock from or to DTE if the purchase or sale price is for adequate consideration. Brokerage commissions are charged against the DTE Energy Stock Fund.

Prior to January 1, 2002, each Participant’s proportional interest in the DTE Energy Stock Fund was measured in units of participation, rather than shares of DTE Energy common stock. Such units represented a proportionate interest in all of the assets of the DTE Energy Stock Fund, which included shares of DTE Energy common stock, short-term investments and, at times, receivables for dividends, interest and/or DTE Energy common stock sold and payables for DTE Energy common stock purchased. Effective January 1, 2002, a Participant’s interest in the DTE Energy Stock Fund is measured by share trading. A share-traded investment is traded and valued on a share basis.

Transfers

Net transfers represent participants transferring between different plans of the Plan Sponsor due to a change in employment status.

Distributions, Withdrawals and Loans

Distributions of Tax Deferred Contributions will be made only upon retirement or disability, as defined under the Plan, termination of employment, death, attainment of age 59 1/2, or hardship. A hardship distribution of Tax Deferred Contributions (and generally not the earnings thereon) is permitted only for (a) medical expenses for the Participant, his or her spouse, children or dependents, (b) tuition expenses for the Participant, his or her spouse, children or dependents, (c)

DTE ENERGY COMPANY SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

expenditures to purchase a principal residence, or (d) payments to prevent eviction or foreclosure on a principal residence.

Participants may borrow funds from their account attributable to Employee Contributions, Tax Deferred Contributions and Direct Rollover Contributions no more frequently than once during any calendar year. The number of loans outstanding at one time is limited to five for the Detroit Edison Plan, two for the MCN Plan and one for the Citizens Plan (effective July 1, 2002 Citizens Plan Participants may have two loans outstanding at one time). Participants may borrow from their fund accounts a minimum of $1,000 ($500 for MCN Plan Participants and effective July 1, 2002, $500 for Citizens Plan Participants) up to the lesser of (1) $50,000 reduced by (a) the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the loan was made, over (b) the outstanding balance of loans from the Plan on the date the loan is made, or (2) 50% of the Participants Account at the time the loan is made, subject to certain terms and conditions, for a period of 1 to 5 years, and for principal residence loans from 6 to 25 years, at fixed rates of interest determined monthly based on an average of the interest rates charged by local lending institutions for similar types of loans. Proceeds for any loan are obtained through the pro rata liquidation of the Participant’s account, then transferred to the Participant’s loan account and thereupon paid in cash to the Participant by the Trustee. Loan payments of principal and interest are invested as received according to the Participant’s current investment direction. Prepayment of loans can be made without penalty provided such prepayment is made in whole.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates. Certain reclassifications have been made to prior year’s statements to conform to the 2002 presentation.

DTE ENERGY COMPANY SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Valuation of Investments and Income Recognition

Investments are stated at fair market value (the last reported sales price on the last business day of the year). Participant notes receivable are valued at cost which approximates fair value. The average cost basis is used for determining the cost of investments sold. Unrealized appreciation and/or depreciation resulting from changes in market value is included in the Statement of Changes in Net Assets Available for Benefits.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Participating Affiliates

Other affiliated companies of DTE may adopt the Plan with the approval of both the Chairman of the Board of the Company and the chairman of the affiliate.

Payment of Benefits

Benefits are recorded when paid.

NOTE 3 — FEDERAL INCOME TAX STATUS

On May 13, 2003, the Internal Revenue Service issued a favorable determination letter with respect to the qualified status of the Plan and the conversion of the DTE Energy Stock Fund to an ESOP. The favorable determination letter indicates that the terms of the Plan conform to the requirements of Sections 401(a) and 401(k) of the IRC. The Company, therefore, has a basis for deducting contributions to the Plan. The Participants are not taxed currently on Tax Deferred Contributions and Company Contributions to the Plan or on Plan earnings (including appreciation) allocated to their accounts.

The Plan requires distributions under IRC Section 415 for contributions in excess of the annual IRC Section 415(c) limits. There were no excess contributions in 2002.

NOTE 4 — MCN ENERGY GROUP DEFINED CONTRIBUTION PLANS MASTER TRUST

The former MCN Energy Group Defined Contribution Plans Master Trust (MCN Master Trust) was established on August 1, 1988, and served as a funding medium to certain employee benefit plans of the Corporation and its subsidiaries and affiliates which are qualified under Section 401(a) of the IRC.

The MCN Master Trust consisted of certain commingled assets of the former MCN Energy Group Savings and Stock Ownership Plan, MichCon Investment and Stock Ownership Plan,

DTE ENERGY COMPANY SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

former Citizens Gas Fuel Company Investment Share Plan and prior to January 19, 2001, the MichCon Home Services 401(k) Plan. The Plan’s investment in the MCN Master Trust in the Statement of Net Assets Available for Benefits represents the Plan’s allocated portion (approximately 75% at December 31, 2001) of the MCN Master Trust investments. The Plan’s allocated portion of the investments is equal to the market value of the Plan’s assets contributed, adjusted by the Plan’s allocated share of the MCN Master Trust investment income and expenses, employee and employer contributions and distributions and withdrawals paid to participants.

A summary of the MCN Master Trust assets as of December 31, 2002 and 2001 are as follows:

	2002	2001

	(Thousands)
Temporary investments, at fair value	$—	$48,480

Total investments	—	48,480

Assets held in MCN Master Trust	$—	$48,480

NOTE 5 — DTE ENERGY DEFINED CONTRIBUTION PLANS MASTER TRUST

The Detroit Edison Company Master Plan Trust between The Detroit Edison Company and Fidelity Management Trust Company (Fidelity or Trustee), dated as of June 30, 1994, and as amended, was renamed The DTE Energy Master Plan Trust (Master Trust), and appointed Fidelity trustee for the Plan and sets forth the Trustee’s obligations.

As of December 31, 2002, the Master Trust consists of certain commingled assets of the Plan, Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 17 of the International Brotherhood of Electrical Workers, Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 223 of the Utility Workers Union of America and the MichCon Investment and Stock Ownership Plan.

Prior to January 1, 2002, the Master Trust consisted of certain commingled assets of the Plan, Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 17 of the International Brotherhood of Electrical Workers, and Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 223 of the Utility Workers Union of America (formerly Detroit Edison Company Savings & Investment Plan for Employees Represented by Local 17 of the International Brotherhood of Electrical Workers, and Detroit

DTE ENERGY COMPANY SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Edison Company Savings & Investment Plan for Employees Represented by Local 223 of the Utility Workers Union of America).

The Plan’s investment in the Master Trust in the Statement of Net Assets Available for Benefits represents the Plan’s allocated portion (approximately 62% at December 31, 2002 and 66% at December 31, 2001). The Plan’s allocated portion of the investments is equal to the market value of the Plan’s assets contributed, adjusted by the Plan’s allocated share of the Master Trust investment income and expenses, employee and employer contributions and distributions and withdrawals paid to participants.

A summary of the Master Trust assets as of December 31, 2002 and 2001 is as follows:

(Thousands)	2002	2001

Investments, at fair value
DTE Energy Stock Fund	$359,919	$341,473
Registered investment companies	759,193	848,038
Loans due from participants	31,726	35,376
Other assets in transit	255	—

Total investments	$1,151,093	$1,224,887

Assets held in Master Trust	$1,151,093	$1,224,887

The following is a summary of investment loss held in the Master Trust for the year ended December 31, 2002:

(Thousands)
Interest, dividend and other income on investments	$25,126
Net depreciation in registered investment companies	(143,466)
Net appreciation in DTE Energy Stock fund	35,682

Total investment loss	$(82,658)

DTE ENERGY COMPANY SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 6 — RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest.

NOTE 7 — ASSET TRANSFER

As a result of the former MCN Plan and former Citizens Plan merging into the Plan, all assets of the former plans were transferred to the Trustee on December 31, 2001 and January 2, 2002. The amount recorded on the December 31, 2001 financial statements related to this transfer has been adjusted. The adjustment is recorded as a deduction on the Statement of Changes in Net Assets Available for Benefits.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DTE ENERGY COMPANY SAVINGS AND STOCK OWNERSHIP PLAN

/s/ Larry E. Steward

Larry E. Steward Vice President Human Resources

June 30, 2003

EXHIBIT INDEX

Number

23A	Independent Auditors’ Consent — George Johnson & Company

99.1	Certification